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SEC FILE NUMBER
8-10367

SEC ... COMMISSION
...19

02018327

A... AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morton Seidel & Company, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Wilshire Blvd., Suite 530
(No. and Street)

Beverly Hills, California 90211-2708
(City) (State) (Zip Code)

RECD S.E.C.
MAR - 1 2002
513

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, C.P.A. (818)597-5858
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone Walling & Kissinger, Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

5655 Lindero Canyon Road, Suite 625, Westlake Village, California 91362
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton Seidel & Company, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

ARLENE R. SLATEN
Commission # 1267580
Notary Public - California
Los Angeles County
My Comm. Expires Jul 14, 2004

Arlene R. Slaten
Notary Public

Signature

Chairman of the Board
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TONE, WALLING & KISSINGER
Certified Public Accountants
5655 Lindero Canyon Road, Suite 625 • Westlake Village, California 91362
818-597-5858 • 818-703-0800 • Fax 818-597-5860

Independent Auditors' Report

TO: The Board of Directors and Stockholders

We have audited the accompanying statement of financial condition of MORTON SEIDEL & COMPANY, INC. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morton Seidel & Company, Inc. as of December 31, 2001, in conformity with generally accepted accounting principles.

Tone Walling & Kissinger

February 7, 2002.

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$259,851
Investments, at cost	46,100
Fixed assets, at cost, less accumulated depreciation of $63,370	5,258
Deposit and miscellaneous assets	9,996
	$321,205

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$950
Total liabilities	950
Stockholders' equity:	
Common stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	252,803
Total stockholders' equity	320,255
	$321,205

See accompanying notes to the financial statements.

1. Significant Accounting Policies

Description of Business, Risks and Exposures

The Company processes broker-dealer transactions on a fully disclosed basis. Possible operational risks may arise in the incorrect processing of customer's transactions. Company management has placed the proper operational controls to mitigate these risks.

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from them. Presently there is no concentration of business from any one customer or group of related customers significant enough to negatively impact the Company should any one event, such as the loss of one customer, occur.

The preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Recognition of income

The Company, incorporated in California and a member of the National Association of Securities Dealers, Inc., uses the settlement date for income and expense recognition of commissions.

Fixed assets and depreciation

Fixed assets, primarily furniture, computer equipment and an auto, are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of from five to seven years.

Income taxes

Income taxes are provided on book income. Previously, the Company adopted *Statement of Financial Accounting Standards No. 109*, "Accounting for Income Taxes" (*SFAS No. 109*), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Investments

The Company previously purchased both common shares and warrants convertible into common shares in The NASDAQ Stock Market, Inc. *SFAS No. 115* (as amended by *SFAS No. 133*) requires that all investments in equities be carried at estimated fair market value, if readily determinable. Since no market exists for these investments and no apparent impairment in the original cost has occurred, they are carried at cost, which management believes approximates fair market value.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. In connection with the presentation of the statement of cash flows, no interest was paid; and income tax payments totaling $6,927 were made to the Internal Revenue Service and $4,478 to the State of California.

2. Net Capital Requirements

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 8 to 1. As of year-end, the Company's net capital was $257,781, which was $207,781 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.004 to 1.

3. Commitments

The Company leases its premises under a long-term lease agreement, which expires in 2003. Under terms of the agreement, the minimum annual lease commitment is as follows:

Year	Amount
2002	$35,773
2003	21,228
	======

Rent expense, excluding parking, totaled $34,731 for the year.

4. Income taxes

Deferred income taxes are primarily the result of timing difference of the recognition of deferred rent abatement between financial statement and tax reporting. The difference between the statutory rate (fifteen percent for taxable income below $50,000, and twenty-five percent from $50,001 to $75,000) and the actual rate, is the State tax of $1,030, and the non-deductible portion of entertainment expense that caused the current year's provision to exceed the pretax income. As no material timing differences exist at year-end, no deferred tax assets or liabilities remain.

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF
FINANCIAL CONDITION

as of
December 31, 2001

together with
Independent Auditors' Report